STRATUM HOLDINGS, INC.
Three Riverway, Suite 1590
Houston, Texas 77056
(713) 479-7050
Fax (713) 479-7080

December 18, 2009

Mr. Eric McPhee
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Stratum Holdings, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
File No. 0-51229

Dear Mr. McPhee:

On behalf of Stratum Holdings, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 23, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the period ended March 31, 2009.

Response to Comment 1:
With regard to Exhibit 10.25 of our 2008 Form 10-K, we are not aware of any missing schedules and/or exhibits.  Accordingly, we would greatly appreciate your advising us of any such schedules or exhibits that you believe are missing.

With regard to Exhibit 10.32 of our 2008 Form 10-K, we are aware of six underlying exhibits listed in the Table of Contents that we did not include as follows:

Exhibit I	-	Form of Note
Exhibit II	-	Form of Borrowing Request
Exhibit III	-	Form of Compliance Request
Exhibit IV	-	Disclosures
Exhibit V	-	Borrowing Base Oil and Gas Properties
Exhibit VI	-	Purchasers of Production

Mr. Eric McPhee
December 18, 2009

We agree to include Exhibits I, II, III, IV and VI in our amended Form 10-K.  With regard to Exhibit V, the data contained therein are extremely voluminous, numbering several hundred pages, and include information which is highly detailed (i.e., schedules of each oil and gas mineral lease and the legal property descriptions).  Accordingly, we do not believe that inclusion of Exhibit V would provide investors with any material information that would allow the investors to better understand our company.

Response to Comment 2:
The disclosure of the impairment of our oil and gas properties in Note 3 of our 2007 Form 10-QSB referenced a potential sale to either a related party or a third party.  At the time of the 2007 write-down, our Board of Directors had authorized us to offer our oil and gas properties for sale and we had received indications of interest from a related party as well as from several third parties to purchase our oil and gas properties.  We wrote-down our oil and gas properties to a value of $5.7 million as oil prices were in a significant decline at that time and the indications of interest that we received from the related party and the various third parties were all approximately in that range.

Response to Comment 3:
As you noted, the potential sale of our oil and gas properties to either a related party or a third party never ultimately occurred.  Due to the uncertainty surrounding the ultimate outcome of the sale, we did not meet the probability requirement in sub-paragraph d. of FAS 144, paragraph 30, at the time of the impairment.  Because the probability requirement was lacking, we did not meet all of the criteria in FAS 144, paragraph 30, as of September 30, 2007.

Response to Comment 4:
Based on the application of the full cost ceiling test in accordance with Rule 4.10 of Regulation S-X, no impairment of our oil and gas properties would have been recorded as of September 30, 2007.  However, we wish to point out that Rule 4.10 of Regulation S-X only provides for a limitation on the capitalized costs of oil and gas properties for companies following the full cost method of accounting and does not otherwise supplant the guidance for recognition of an impairment allowance under FAS 144.  As previously noted, the net book value of our oil and gas properties as of September 30, 2007, after reflecting the impairment allowance, was $5.7 million, which was approximately equal to the indications of interest that we received from a related party and various third parties for a potential disposal of such properties.

Response to Comment 5:
As you are aware, we changed independent registered public accounting firms in June 2008.  Accordingly, we have no further relationship with PMB Helin Donovan, LLP, the auditors of our 2007 financial statements (who have since closed their Houston office).  For this reason alone, we believe that it is impractical to restate our 2007 financial statements.  Further, we question whether the restatement of a relatively minor cash flow presentation item, which had no effect on either our Balance Sheet or Income Statement, would be of any utility to the readers of our financial statements more than two years after the fact.

Mr. Eric McPhee
December 18, 2009

*****

If you have any questions, please call me in the Houston office at (713) 479-7050, or contact me by fax at (713) 479-7080 (new fax number).  Please note my new fax number in your files and send any future facsimile messages to this new fax number as using my previous fax number, (713) 976-6271, could potentially result in a delay in my receiving your message and responding to it.

Sincerely,

/s/ D. Hughes Watler, Jr.
     D. Hughes Watler, Jr.
     Chief Financial Officer